SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
Title: President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated June 19, 2007.	4

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

PRESS RELEASE
June 19, 2007
Gisele Marchand is the new President and CEO of Eksportfinans
The Council of Representatives of Eksportfinans ASA today announced that Gisele Marchand will be the next President and CEO of Eksportfinans. She will succeed Tor F. Johansen, who retires at the end of the year.
Gisele Marchand is currently Managing Director of the Norwegian Public Service Pension Fund, a position she has had since 2003. She was Managing Director of the Bates Group AS in the period 2000 – 2002. Prior to that, she had different management positions in Den norske Bank (currently DnB NOR Bank) for a period of 12 years. Upon leaving the bank she was Group Director of Retail Banking. She has a business degree from Copenhagen Business School, and supplementary studies from France.
Erik Borgen, Chairman of the Board of Eksportfinans, says in a comment that the Board is very pleased with the choice of Gisele Marchand as the new President and CEO. He thinks that Gisele Marchand’s experience and background will contribute positively to the future development of the Eksportfinans Group. He emphasizes that she is known as a motivating and enthusiastic leader with a broad background from finance and the public sector.
Eksportfinans is owned by 26 banks operating in Norway, and the State of Norway. Its purpose is to offer competitive, long term financing to the Norwegian export sector. The subsidiary Kommunekreditt Norge AS provides loans to the municipal sector in Norway and public projects. Eksportfinans has a very high creditworthiness, and finances its activity through issuance of bonds in the global capital markets. At the end of the first quarter 2007 the Group total assets were NOK 178 billion.
Contact persons:
Chairman of the Board Erik Borgen, phone +65 97 51 55 86 (Singapore time), mail erik.borgen@dnbnor.no
Head of Communication Elise Lindbæk, phone +47 90 51 82 50, mail el@eksportfinans.no